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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                               ---------------

                                 SCHEDULE 13D
                                (RULE 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
              AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             (AMENDMENT NO.    )
                                           ----
                       CENTRAL AMERICAN EQUITIES, INC.
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                               (Name of Issuer)

                                 Common Stock
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                        (Title of Class of Securities)

                                  152382107
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                                (CUSIP Number)

                               Michael Caggiano
                             4031 Marcasel Avenue
                            Los Angeles, CA 90066
                                (310) 397-1757
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


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           (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.




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CUSIP NO. 152382107                   13D      PAGE    2     OF     3    PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Michael N. Caggiano
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          PF (Personal Funds)
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    131,202
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     0
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   131,202
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               0
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          131,202
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          Individual
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                                          Page 3   of  3  Pages
                                                               ---    ---
Item 1.  Security and Issuer.

     The title of the class of equity securities to which this statement relates is common stock, par value $.001 per share (the "Common Stock"), of Central American Equities, Inc., a Florida corporation (the "Company"). The address of the Company's principal executive officers is 19100 Von Karman Avenue, Irvine, CA 92612.

Item 2.  Identity and Background.

         A.   Michael N. Caggiano

         B.   4031 Marcasel Avenue
              Los Angeles, CA 90066

         C.   President and CEO
              Central American Equities
              19200 Von Karman, Suite 500
              Irvine, CA 92612

         D.   N/A

         E.   N/A

         F.   United States

Item 3.  Source and Amount of Funds or Other Consideration.

         Personal Funds and 100,000 shares are given as compensation

Item 4.  Purpose of Transaction.

         This a first report of stock holdings.
         Stock is Founders Stock and 1000,000 shares are given as compensation


Item 5.  Interest in Securities of the Issuer.

         (A)   Amount of shares    131,202
               Approximate percent      1%

         (B)   131,202

         (C)   100,000 shares are received as compensation

         (D)   N/A

         (E)   N/A

Item 6.  Contracts, Arrangements, Understandings or
         Relationship With respect to Securities of the Issuer.

         N/A

Item 7.  Materials to be Filed as Exhibits.   N/A

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, correct and complete.

DATED:  July 9, 2000                             /s/ Michael N. Caggiano
                                                 -------------------------
                                                     Michael N. Caggiano